UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-14260

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The GEO SAVE 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The GEO Group, Inc.

One Park Place, 621 NW 53rd Street, Suite 700

Boca Raton, Florida 33487

THE GEO SAVE 401(K) PLAN

December 31, 2017

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants

The GEO Save 401(k) Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of The GEO Save 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2011.

Miami, Florida

June 22, 2018

THE GEO SAVE 401(K) PLAN

Statements Net Assets Available for Benefits

	December 31,
	2017	2016
Assets
Investments at fair value	$135,583,240	$98,604,259
Investments at contract value	23,438,214	22,314,340

	159,021,454	120,918,599
Receivables:
Notes receivable from participants	7,361,320	6,054,810

Net assets available for benefits	$166,382,774	$126,973,409

The accompanying notes are an integral part of these financial statements.

THE GEO SAVE 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2017
Additions to net assets attributed to:
Investment income:
Appreciation in fair value of investments, net	$12,123,977
Interest and dividends	7,424,691

Total investment income, net	19,548,668
Interest on notes receivable from participants	307,040
Contributions:
Participant	13,449,314
Employer	4,404,359
Rollover	1,203,159

Total contributions	19,056,832

Total additions	38,912,540
Deductions from net assets attributed to:
Benefits paid to participants	13,915,510
Administrative expenses	255,728

Total deductions	14,171,238
Net increase in net assets available for benefits - prior to transfer	24,741,302
Transfers of assets from merged plans (Note 3)	14,668,063
Net assets available for benefits, beginning of year	126,973,409

Net assets available for benefits, end of year	$166,382,774

The accompanying notes are an integral part to this financial statement.

THE GEO SAVE 401(K) PLAN

Notes to Financial Statements

December 31, 2017 and 2016

Note 1 - Plan Description

Plan Description

The GEO Save 401(k) Plan, (the “Plan”) is a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following is a summary of major plan provisions. Participants should refer to the Plan document for more complete information.

Participation

An employee age 18 or older is eligible to participate in the Plan on the first day of the payroll period following the date of employment.

Contributions

The Plan permits tax-deferred contributions from 1% to 75% of a participant’s annual compensation, subject to certain Internal Revenue Code (“IRC”) limitations. The Plan allows for rollovers of vested balances from previous employers’ qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company may contribute to the Plan either annual or bi-weekly matching contributions on behalf of participants who made elective deferrals during such period in an amount determined annually by the Company’s management. The Company may, at its discretion, designate a different matching contribution formula for participants at each separate work site, and/or participants with different job classifications. In order to be entitled to an allocation of the Company’s annual matching contribution, participants, as defined under the Plan, must be employed on the last day of the Plan year. Also, the Company, at its discretion, may make a basic voluntary contribution to the Plan each year.

Participant Accounts

Each participant’s account is adjusted with the participant’s contributions and the participant’s withdrawals, and allocations of the Company’s contributions, Plan earnings and expenses. Allocations are based on participant earnings or account balances as of the date of the allocation.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 and a maximum not to exceed the lesser of $50,000, or 50% of their vested account balance. Loans are repayable through payroll deductions over a period not to exceed five years, unless used to acquire a principal residence, in which case the repayment period may not exceed ten years. Loans are secured by balances in participants’ vested accounts, and a participant may only have one outstanding loan at a time. The interest rates on loans outstanding are based on the prime rate plus 1% and as of December 31, 2017 and 2016 ranged from 4.25% to 7.25%.

Vesting

Amounts contributed by participants are fully vested when made. Participants vest in the Company’s contributions upon completion of three years of vesting service, as defined in the Plan. Additionally, Company contributions become fully vested upon normal retirement age, as defined by the Plan, death, or termination of employment as a result of a total or permanent disability.

Forfeited Accounts

At December 31, 2017 and 2016, forfeited non-vested amounts totaled approximately $176,000 and $147,000, respectively. Any non-vested portion of matching contributions credited to the accounts of participants who withdraw prior to becoming fully vested is forfeited and used by the Company to reduce future matching contributions and/or payment of eligible administrative expenses. The Company utilized approximately $244,000 of forfeitures for the payment of employer matching contributions and administrative expenses during the year ended December 31, 2017.

Payment of Benefits

Eligible participants may elect to receive benefits in a lump-sum payment, a series of payments within one calendar year, a series of annual installments of approximately equal amounts to be paid over a period of five to ten years, or the employee’s vested benefit may be used to purchase an immediate or deferred annuity. The amount of benefits paid will be determined by the balance in the participant’s Plan account at the date of retirement, termination, death or disability. Benefits are recorded as reductions to net assets when paid.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles (GAAP).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value with the exception of fully benefit-responsive investment contracts. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See below for discussion of Fair Value Measurements.

Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. The contract value is the relevant measurement since it represents the amount that the participant would receive if they were to initiate permitted withdrawal transactions under the terms of the Plan.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2017 and 2016.

Fair Value Measurements

Accounting standards provide a framework for measuring investments at fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

Three levels of inputs may be used to measure fair value:

Level 1 - Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 - Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 - Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds - These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

The GEO Group, Inc. Common Stock - The GEO Group, Inc. common stock account is based on cash held in the account plus the ending quoted closing price of the common stock of the Company that is held by the account on the last day of the Plan year, including stock dividends received from the Company, and is classified within level 1 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Plan has evaluated subsequent events through June 22, 2018, the date the financial statements were issued.

Note 3 - Plan Merger

In 2017, the Company acquired Community Education Centers, Inc. (“CEC”). As part of the acquisition, the Company merged the Community Education Centers, Inc. 401(k) Retirement Plan and the Community Education Centers, Inc. Plan 1 (“CEC Plans”) into The GEO Save 401(k) Plan. The merger was effective September 1, 2017. Assets of approximately $14.7 million were transferred to the Plan in September 2017 as presented in the accompanying Statement of Changes in Net Assets Available for Benefits. All assets of the CEC Plans were received by the Plan as of September 1, 2017.

Note 4 - Fair Value of Investments

Below are the Plan’s investments carried at fair value on a recurring basis at December 31, 2017 and 2016 by the fair value hierarchy levels described in Note 2:

December 31, 2017	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
The GEO Group, Inc. common stock	$8,938,249	$8,938,249	$—	$—
Mutual funds	126,644,991	126,644,991	—	—

Total investments, at fair value	$135,583,240	$135,583,240	$—	$—

December 31, 2016	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
The GEO Group, Inc. common stock	$9,930,766	$9,930,766	$—	$—
Mutual funds	88,673,493	88,673,493	—	—

Total investments, at fair value	$98,604,259	$98,604,259	$—	$—

Note 5 - Separate Account Guaranteed Interest Contract

The Plan has entered into a group annuity contract with MassMutual whereby participants can invest in a separate account investment option with a general account guarantee (the “SAGIC”) that provides a stated rate of return and insulates participants’ accounts from daily fluctuations in the market. Contributions to the SAGIC are invested in a MassMutual Diversified Bond Separate Investment Account (“SIA”), a commingled separate account created for the purpose of backing the SAGIC. The SIA consists primarily of assets attributable to contract holder deposits in the SAGIC, and the assets of the SIA are segregated from MassMutual’s General Investment Account and are to be used solely to satisfy the claims of the contract holder. Any insufficiency of the SIA is subject to claim against MassMutual’s General Investment Account.

Under the terms of the SAGIC group annuity contract, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions plus credited interest less participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the SAGIC is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is reviewed on a periodic basis for resetting. The separate account guaranteed interest contract does not allow the crediting interest rate below zero percent.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The separate account guaranteed investment contract does not permit the insurance company to terminate the agreement unless the Plan is not in compliance with the investment agreement.

Note 6 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

Note 7 - Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 8, 2010, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plans’ policy is to recognize interest and penalties as a component of administrative expenses and there were no interest and penalties recognized during the year ended December 31, 2017. The Plan is subject to routine audits by tax jurisdictions; however there are currently no audits for any tax periods in progress.

Note 8 - Administrative Expenses

The Plan pays for all costs of Plan administration, which includes third-party administrator fees. The costs of administration are passed on to the participants ratably based on participant balances.

Note 9 - Party-In-Interest Transactions

Certain Plan investments held during 2017 and 2016 are issued by Mass Mutual Life Insurance Company and affiliates (“Mass Mutual”), the Plan’s third-party administrator. As such, these transactions qualify as party-in-interest transactions. The Plan also invests in The GEO Group, Inc. common stock and therefore, these transactions qualify as related party and party-in-interest transactions.

Note 10 - Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term which could materially affect the amounts reported in the statement of net assets available for benefits.

THE GEO SAVE 401(K) PLAN

(Plan Number 001, Employer Identification Number 65-0043078)

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2017

(a)	(b)	(c)	(d)	(e)
	Identity of issue borrower, lessor or similar party	Description of investment	Cost**	Current value
		Separate account guaranteed interest contract:
*	MassMutual Life Insurance Company	MassMutual Diversified Bond Separate Account Guaranteed Interest Contract (at contract value)		$23,438,214

		Mutual funds:
*	MassMutual Select	Retire SMART, Income Fund		711,867
*	MassMutual Select	Retire SMART 2010 Fund		2,361,615
*	MassMutual Select	Retire SMART 2020 Fund		15,651,108
*	MassMutual Select	Retire SMART 2030 Fund		18,183,027
*	MassMutual Select	Retire SMART 2040 Fund		14,499,401
*	MassMutual Select	Retire SMART 2050 Fund		11,468,149
*	MassMutual Select	Select Indexed Equity Fund		11,585,436
	MFS Investment Management	MFS International Value Fund		4,261,745
	MFS	Value Fund		4,610,867
	Oppenheimer	Developing Markets Fund		1,572,073
	Harbor	Mid Cap Value Fund		4,036,078
	Victory Integrity	Select Small Company Value Fund		5,537,379
*	MassMutual Select	Select Small-Cap Growth Equity Fund		1,304,747
*	MassMutual Premier	Premier Global Fund		2,746,796
	Northern Funds	International Equity Index Fund		1,461,965
	Northern Funds	Bond Index Fund		1,814,492
	Metropolitan	Total Return Bond Fund		3,952,520
	Northern Funds	Small Cap Index Fund		1,452,610
*	MassMutual Select	Select Mid-Cap Growth II Fund		2,670,592
	John Hancock	Strategic Income Fund		2,292,945
	T Rowe Price	Blue Chip Growth Fund		12,922,219
	Northern Funds	Mid Cap Index Fund		1,547,360

				126,644,991

*	The GEO Group, Inc.	Common Stock		8,938,249

		Notes receivable from participants, (interest rates from 4.25% to 7.25%, maturing no later than 2027)		7,361,320

		Total		$166,382,774

*	Party-In-Interest as defined by ERISA
**	Not applicable as the Plan is participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The GEO Group, Inc.

Date: June 22, 2018	/s/ Brian R. Evans
BRIAN R. EVANS
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm - Grant Thornton LLP